SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of July, 2006

Ainsworth Lumber Co. Ltd.

(Registrant’s name)

Suite 3194
Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1L3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

Documents Included as Part of this Report

No.	Document

1.	News Release dated July 20, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 20, 2006

AINSWORTH LUMBER CO. LTD.

By: /s/ Robert Allen Robert Allen Chief Financial Officer

NEWS RELEASE
For Immediate Release
July 20, 2006
AINSWORTH LUMBER CO. LTD. (TSX: ANS)
AINSWORTH INITIATES CLAIM AGAINST PRESS MANUFACTURERS
VANCOUVER, British Columbia — Ainsworth Lumber Co. Ltd. (“Ainsworth”) has filed a complaint against Forest Product Technologies, Inc. (“FPT”), Advance Manufacturing Corporation (“Advance”) and Barberton Steel Industries, Inc. (“Barberton”) with respect to defective machinery recently installed in our OSB mill in Grand Rapids, Minnesota. The basis of Ainsworth’s claim is that FPT, Advance and Barberton designed, engineered, manufactured and sold defective press components to Ainsworth, at a cost to Ainsworth in excess of US $4.0 million. The defective machinery has caused Ainsworth a 26- day delay in plant operation and the company has incurred re-engineering and repair costs as a result of the defective press components. Although the mill has re-commenced operations, the repairs are temporary and Ainsworth will be required to replace all of the defective components, causing further expense and downtime at the mill. Ainsworth has requested that damages be awarded by the Court at trial.
For further information please contact:
Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200
Facsimile: 604-661-3201
www.ainsworth.ca
Investor Relations Contacts:
Robert Allen
Chief Financial Officer
robert.allen@ainsworth.ca
Bruce Rose
General Manager, Corporate Development
bruce.rose@ainsworth.ca